SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 1, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.	Nokia Press Release dated August 03, 2005 and titled: Nokia Releases N-Gage QD Silver Edition To European, Middle Eastern and African Markets
2.	Nokia Press Release dated August 05, 2005 and titled: Live Mobile TV broadcasts for the first time at an international sporting event
3.	Nokia Press Release dated August 08, 2005 and titled: Nokia introduces mobile search to its smartphones
4.	Nokia Press Release dated August 09, 2005 and titled: Nokia to deliver GSM core network to VinaPhone in Vietnam
5.	Nokia Press Release dated August 09, 2005 and titled: Nokia and Vodafone Italy carry out HSDPA call with commercial hardware
6.	Nokia Press Release dated August 12, 2005 and titled: Exercises with stock options of Nokia Corporation
7.	Nokia Press Release dated August 12, 2005 and titled: Nokia powers Vodafone New Zealand’s 3G network
8.	Nokia Press Release dated August 16, 2005 and titled: Nokia N90 voted European Media Phone of the Year
9.	Nokia Press Release dated August 16, 2005 and titled: Nokia supplies WCDMA 3G core network to 3 Ireland
10.	Nokia Press Release dated August 17, 2005 and titled: Nokia supplies its mobile softswitch to DTAC in Thailand
11.	Nokia Press Release dated August 17, 2005 and titled: Nokia to deliver its HSDPA solution to T-Mobile in Germany, the Netherlands and the United Kingdom
12.	Nokia Press Release dated August 17, 2005 and titled: Asphalt: Urban GT(TM) 2 On The N-Gage Platform Immerses Gamers In World Of Wild Dream Car Action Racing
13.	Nokia Press Release dated August 18, 2005 and titled: Warhammer 40,000 goes mobile on the N-Gage platform with Warhammer 40,000: Glory in Death
14.	Nokia Press Release dated August 22, 2005 and titled: GrameenPhone chooses Nokia’s core network solutions for charging and messaging
15.	Nokia Press Release dated August 23, 2005 and titled: Nokia and Bharti sign managed services and GSM/EDGE expansion contract in USD 125 million deal
16.	Nokia Press Release dated August 24, 2005 and titled: Live 20 lives within a month - Nokia 20Lives kicks off on September 19
17.	Nokia Press Release dated August 25, 2005 and titled: Nokia to establish a Global Network Operations Center in India
18.	Nokia Press Release dated August 25, 2005 and titled: Nokia and Kineto Announce Collaboration in UMA technology
19.	Nokia Press Release dated August 25, 2005 and titled: Mile High Pinball On The N-Gage Platform Shoots for the Stars with New Trailer
20.	Nokia Press Release dated August 29, 2005 and titled: Nokia opens mobile infrastructure R&D center in Sichuan in China
21.	Nokia Press Release dated August 29, 2005 and titled: Nokia reaches agreement with the Turkish government in Telsim matter
22.	Nokia Press Release dated August 29, 2005 and titled: Nokia provides Push-to-Talk service to mobilkom austria
23.	Nokia Press Release dated August 30, 2005 and titled: Bluerun Ventures expands its presence in China
24.	Nokia Press Release dated August 30, 2005 and titled: Consumers also want to watch TV programs on their mobile
25.	Nokia Press Release dated August 30, 2005 and titled: Nokia Releases New N-Gage Arena Launcher Software For Global Mobile Gaming Community
26.	Nokia Press Release dated August 31, 2005 and titled: Astro, Maxis & Nokia Showcase Live Mobile TV Broadcasting over DVB-H Technology

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2005	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel

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PRESS RELEASE

August 3, 2005

Nokia Releases N-Gage QD Silver Edition To European, Middle Eastern and African Markets

Espoo, Finland - Nokia today announced that it will be releasing an N-Gage QD Silver Edition to the European, Middle Eastern and African markets.  Nokia continues to support the N-Gage platform with the best games line up to date, with titles such as ONE, System Rush, Pathway to Glory Ikusa Islands and High Seize.

“We have had a lot of requests from both consumers and trade to provide an N-Gage QD variant. This is very much in line with our fall consumer activities,”said Jukka Hosio, Director, Global Sales, Games Business Program, Nokia. “We chose silver as it’s one of the season’s most fashionable colors.”

The new N-Gage QD Silver Edition game deck has all the smartphone functionalities and connectivity features as the original N-Gage QD game deck has, including calendar, contacts, e-mail, web browsing, Bluetooth connectivity and GPRS.

The new N-Gage QD Silver Edition game deck is expected to be available, September 1st, in the European, Middle Eastern and African markets.

ABOUT N-GAGE

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services through N-Gage Arena, as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia, the owner of the N-Gage brand, is the world leader in mobile communications

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

E-mail: press.office@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage, N-Gage QD, ONE, High Seize, System Rush and Pathway to Glory Ikusa Islands are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc.  Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more complete information.

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PRESS RELEASE

August 5, 2005

Live Mobile TV broadcasts for the first time at an international sporting event

The First results from the Finnish Mobile TV pilot positive

Espoo. Finland - Mobile TV broadcasts continue in August at the IAAF World Championships in Athletics in Helsinki, where the guests of the companies behind the Finnish Mobile TV project will be able to use mobile TV for the first time at an international sporting event. YLE (The Finnish Broadcasting Company) will be providing mobile TV users with a multi-channel package, including a domestic broadcast of the Championships, which includes both YLE TV1 and YLE TV2’s coverage of the Championships. In addition, mobile TV users will receive the compilation broadcast for international distribution and five special Championships broadcasts of individual events (running events, field events, race walking and the marathon). Each event can thus be followed without a break from start to finish.

During the World Championships in Athletics, the mobile TV users also have access to regular YLE TV1, MTV3, Nelonen, CNN, BBC World and Eurosport TV programs. The real-time TV programs will be watched on the Nokia 7710 smartphone equipped with a special accessory to receive mobile TV broadcasts.

The World Championships in Athletics offer an excellent environment to demonstrate use cases for mobile TV, and specifically how new content can be produced for mobile TV devices. For example, the users can watch the games on their way to the stadium or anytime they are away from the action.

Digita, Elisa, MTV, Nelonen, Nokia, Sonera and YLE jointly conducted the mobile TV pilot in Finland from 8.3.2005 to 20.6.2005. The pilot, which took place in the Helsinki capital region, tested the feasibility of watching television broadcasts using a mobile device. According to the initial pilot results, mobile TV services proved popular with the participants of the pilot, as 58% said that they believe that mobile TV services will be popular. Familiar TV channels were watched also on a mobile device and the test users watched between 5 to 30 minutes of mobile TV per day. Full results of the Finnish mobile TV pilot will be released 30.8.2005.

DVB-H technology allows television channels to be distributed effectively to users of mobile devices. All television channels and special event channels can be accessed by viewers as live broadcasts cost-effectively irrespective of the number of recipients. It is easy for users to view the channels. Supplementary interactive features are also easy to use on the same mobile TV device.

Additional information:

Finland’s mobile TV project: www.finnishmobiletv.com

About Digita

Digita Oy is the leading Finnish distributor of radio and television services, and an important developer of data communication networks and network infrastructure. Digita’s nationwide organisation ensures the high quality of services 24 hours a day. Digita’s customers include television and radio broadcasting companies, as well as mobile and broadband operators. The company’s turnover was 89 million euros in 2004 and it employs 370 people. Digita is part of the international TDF Group.

About Elisa Oyj

Elisa Oyj is a provider of overall telecommunication services, which offers versatile voice and data services, connections to the Internet and content services, telephony solutions, customized communication and ICT solutions, international communication solutions and network operator services.

Elisa’s revenue for 2004 amounted to EUR 1.36 billion, and by the end of the year the company employed 5,376 people. At the end of 2004, Elisa’s networks hosted a total of 1.22 million fixed subscriptions. The number of broadband

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subscriptions is soaring, amounting to 222,307 in the year-end. There were 1.38 million mobile phone subscriptions in Elisa’s network at the end of 2004. Listed on the Helsinki Stock Exchange, Elisa has approximately 300,000 shareholders comprising domestic and international institutional investors plus Finnish households.

About TeliaSonera Finland Oyj

TeliaSonera Finland Oyj, the Finnish profit centre of TeliaSonera, offers products and services under the Sonera brand. TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions.

At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl. associated companies), 8,312,000 fixed telephony customers (8,943,000 incl. associated companies) and 2,017,000 Internet customers (2,056,000 incl. associated companies).

Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Stock Exchange. Net sales for January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion).  The number of employees was 29,082.

About Yleisradio

Yleisradio Oy (YLE) is a media company engaged in public full service television and radio broadcasting, whose tasks, operation and financing are defined by law. YLE makes programs in mainly Finnish and Swedish but also in Sámi, Romany and sign language. YLE is mainly state-owned, and its operation is principally financed through television fee revenue. YLE’s objective is to guarantee Finns equal opportunities to obtain information, have experiences, be entertained and to educate and advance themselves.

About MTV3 and Subtv

MTV3 and Subtv channels are viewed every day by three million people in Finland. Together they accounted for 38% of TV viewing in 2004. MTV3 reaches more people than any other media in Finland. Subtv is a cable and digital channel that is growing fast, reaching 800,000 people in Finland daily in January 2005. MTV3 is Finland’s biggest advertising media in terms of advertising revenue. Advertisements can be broadcast on MTV3 either nationwide or focused on up to ten coverage areas.

About Nelonen

Nelonen is part of Swelcom, SanomaWSOY’s electronic media sector. Focusing on active city-dwellers, Nelonen holds a strong position among viewers and advertisers. Watched every week by 74% of the population, Nelonen is Finland’s third-largest advertising media in terms of net sales.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Digita

Jaakko Harno, Sales Director

Tel. +358 40 843 613

Elisa

Jonas Kronlund, Technology Specialist

tel. +358 50 506 5341

e-mail: jonas.kronlund@elisa.fi

TeliaSonera Finland

Pekka Pesari, Development Manager

tel.  +358 400 404086

e-mail: pekka.pesari@teliasonera.com

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YLE

Jari Lahti, Head of TV New Media

tel. +358 40 544 4326

e-mail: jari.lahti@yle.fi

MTV Oy

Juha Mustonen, Assistant Manager

tel. +358 50 5004145

e-mail: juha.mustonen@mtv3.fi

Nelonen

Juha-Pekka Louhelainen, Managing Director

tel. +358 9 4545 220

e-mail: juha-pekka.louhelainen@nelonen.fi

Nokia Multimedia

Communications

tel. +358 7180 45725

Nokia

Communications

tel. +358 7180 34900

e-mail: press.office@nokia.com

www.nokia.com/mobiletv

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PRESS RELEASE

August 8, 2005

Nokia introduces mobile search to its smartphones

With the new mobile search application, search on the go is easier than ever

Espoo, Finland – Nokia today introduced a pioneering mobile search software solution that provides users with easy and fast access to leading search engines directly from their Nokia handset. The search application is a simple, convenient, and fast way for Nokia smartphone users to find and connect to any website as well as local search engines, whenever, wherever. The current service and content providers incorporated in the search application include Eniro, Fonecta, Medio Systems, Yahoo!, Yell.com, as well as digital map solution provider AtlasCT and digital map data provider NAVTEQ.

“Introducing the search application together with the leading search engine providers brings one of the world’s most popular online activities – online search – to the fingertips of Nokia handset users,” said Harry Santamäki, Vice President, Strategy and Business Development, Multimedia, Nokia. “With this extremely straightforward and easy to use application, users can now expand the use of online search services beyond their desktops. Furthermore, what better than to be able to connect directly and immediately to the business or service you were looking for. The search application is truly the next best thing to having all of the world’s directories printed inside the mobile phone!”

The mobile search application is currently being piloted in the UK, Finland and Sweden. The application will be distributed in the standard sales packs of the Nokia 6680, Nokia 6681 and Nokia 6630 smartphones. Existing owners of these devices can download the search application for free from the Nokia website at www.nokia.com/mobilesearch.

With the search engines integrated and easily accessible in just one application, users of Nokia smartphones can search for anything on the web*, including websites, images, news and weather information, as well as mobile content, such as ring tones, games and wallpapers. Once something relevant, such as a website is found, the user can then immediately connect to see that site. In addition to Yahoo! Search services, users in the UK, Finland and Sweden also have access to local business and service information providers, namely Yell.com in the UK, Eniro and Fonecta in Finland, and Eniro in Sweden. UK users will also be able to conduct content-based searches via Medio Systems.

The local search engines enable searching for local services or businesses – anything from restaurants and hotels to taxi numbers or flower shops. Results of local searches display the relevant contact data, and the user can instantly, with the push of a button, call the given telephone number or save it to contacts. Moreover, with integrated mapping solutions from www.ABmaps.com portal by AtlasCT and digital map data from NAVTEQ, the results can be shown on a map, aiding users on the go to locate their destination. Users can also save and, for example, send the map as MMS to a friend.

When traveling between countries, the search application automatically offers to change to available local search engines. Users can also change the location setting manually, enabling a user to find the contact details, for example, of a hotel in another country in order to make a reservation for a future visit.

*To check the cost of data transfer services, contact your network operator or service provider.

For more information about the mobile Search application and the incorporated search engines, please see www.nokia.com/mobilesearch.

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About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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PRESS RELEASE

August 9, 2005

Nokia to deliver GSM core network to VinaPhone in Vietnam

The deal marks Nokia’s entry to the Vietnamese infrastructure market

Nokia and Vietnam’s largest mobile operator, Vietnam Telecom Services Company (GPC), have signed an agreement for the delivery of GSM core network equipment. The agreement with this new customer marks Nokia’s entry to the rapidly expanding Vietnamese network infrastructure market.

GPC, which provides mobile services under the brand name VinaPhone, has chosen Nokia to supply its GSM Mobile Switching Centers (MSCs) to increase VinaPhone’s network switching capacity in the cities of Hanoi and Ho Chi Minh City. The Nokia NetAct(TM) network and service management system, as well as related services, are also included. Deliveries are ongoing and commercial launch is targeted in November.

“This contract will open the possibility to boost long-term cooperation between Nokia and GPC,” said GPC deputy director Pham Quang Hao, adding that Nokia will provide international-standard equipment compatible with the VinaPhone network.

“Nokia has long been present in Vietnam as a mobile phone supplier,” said Brian Ridgway, Chief Representative, Networks, Nokia Vietnam. “We are now proud and pleased to be entering the infrastructure market. By bringing our high-quality and high-capacity switching system to GPC, we are further highlighting the advantages of our networks for operators in new growth market.”

VinaPhone is invested 100% by Vietnam Posts & Telecommunication Coproration by using the world known state-of-the-art GSM technology. Currently VinaPhone has coverage in all 64 provinces and cities in Vietnam and linked with mobile operators in more than 54 countries and governed territories. Since its opening ceremony on 26 June 1996, VinaPhone has been rapidly developing its network to meet the demands of the growing market. VinaPhone is now the biggest mobile phone network in Vietnam with nearly 3,000,000 customers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

August 9, 2005

Nokia and Vodafone Italy carry out HSDPA call with commercial hardware

Espoo, Finland - Vodafone Italy and Nokia have successfully made the first data connection with HSDPA (High Speed Downlink Packet Access) using fully commercial WCDMA 3G network equipment.  The call obtained extremely good user data speeds of 1.5 Mbps, demonstrating the clear benefits that HSDPA will bring to the service experience of 3G subscribers, as well as the capabilities of the Nokia solution.

The end-to-end call took place at Vodafone Italy test facilities according to Nokia’s expected HSDPA development timetable, and utilized a commercial UTRAN (UMTS Terrestrial Radio Access Network) provided by Nokia as well as HSDPA-capable end-user equipment.

“This is a significant step on our successful journey in packet data evolution, and we are very pleased to be taking it with Vodafone Italy,” said Giuseppe Donagemma, Vice President, Networks, Nokia.  “It is concrete proof that Nokia’s HSDPA solution is ready to enhance WCDMA 3G with a greatly increased data speeds.  It also highlights the strong ten-year partnership between Nokia and Vodafone Italy, as we continue working together to shape the future of communications.”

“The exhibited performance demonstrates that HSDPA has become reality and delivers amazing customer experience”, said Didier Lebrat, Chief Technology Officer, Vodafone Italy.  “This is an important milestone that make very confident in the first coming HSDPA upgrade of our UMTS infrastructure.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

August 12, 2005

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 3,934 shares of Nokia Corporation (“Nokia”) were subscribed for based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 236.04 in Nokia’s share capital and an increase of EUR 46,145.82 in shareholders equity. The new shares carry full shareholder rights as from the registration date, August 12, 2005, and the shares have been admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 266,026,272.00 and the total number of shares is 4,433,771,200 including the shares that are held by the company.

Media enquiries:

Nokia

Communications

Tel: +358 (0) 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

August 12, 2005

Nokia powers Vodafone New Zealand’s 3G network

Espoo, Finland - Nokia plays a key role in Vodafone New Zealand’s launch of 3G enabled services; delivering the behind-the-scenes network infrastructure that powers Vodafone’s new range of services to customers.

From this week on, Vodafone customers can enjoy the latest mobile services that this new technology makes possible such as simultaneous voice and data sessions, for example video calling. 3G efficiently delivers the speed and capacity to support rich multimedia services and brings superior performance to mobile users.

Vodafone New Zealand Director of Technology Jeni Mundy says the launch of 3G enabled services is a huge milestone for Vodafone’s 1.9 million customers and the New Zealand mobile market.

“Preparing for the launching of 3G enabled services has been an immense project for Vodafone and our key business partners.  The amount of work that’s gone into ensuring our network can deliver the best possible experience to our 3G customers is quite mind-blowing.

“Nokia has shown great commitment to our requirements to deliver quality network systems at competitive cost,” she said.

Mundy said that Vodafone was bringing the world’s most popular mobile technology, 3GSM, to its New Zealand customers to ensure that they have the best and most advanced technology available with advantages such as an extensive roaming footprint.

In May 2004, Vodafone announced that it had chosen Nokia to supply its 3G network infrastructure to Vodafone Australia and Vodafone New Zealand.

“We are delighted to have worked with Vodafone to roll out 3G to New Zealanders,” says Paul Tyler, Nokia General Manager, Vodafone Business Team, Asia Pacific. “3G is the most important step in a decade of mobile service evolution.”

Nokia is providing the complete 3G core and radio networks, supplying, deploying and testing the equipment in the field.

Nokia is also providing 3G network management, monitoring and maintenance services in an arrangement known as Managed Services.

Managed Services means Nokia is running the network to Vodafone’s specifications allowing them to move away from day-to-day operations of their networks and focus on serving their customers.

Introducing new technology platforms and services is a highly complex business and Nokia has over 15 years experience in assisting operators deploy the latest technology.

With its operational expertise gained from running networks on behalf of operators around the world, Nokia is able to help operators provide the highest-quality service to their subscribers while also lowering their operating costs.

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About Vodafone

Vodafone New Zealand Ltd is part of Vodafone Group Plc, the world’s largest mobile community, with more than 165 million proportionate customers worldwide. The company has equity interests in 27 countries over five continents and Partner Networks in a further 14 countries.

As at June 2005 Vodafone New Zealand has more than 1.929 million customers on its fully digital network providing coverage to 97 per cent of the population.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Networks, Nokia

Communications

Tel. + 358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

August 16, 2005

Nokia N90 voted European Media Phone of the Year

Espoo, Finland – Nokia today announced that its flagship imaging device, the Nokia N90, has been awarded the European Media Phone of the Year 2005-2006 by the European Imaging and Sound Association (EISA), the largest editorial multimedia organization in Europe. The award is an endorsement of the Nokia N90’s industry-leading feature set, which makes it one of the most high performance devices in the marketplace.

Commenting on the award, EISA praised the Nokia N90 as a ‘true best-of-breed multimedia phone, stuffed full of advanced photo, video audio and messaging features’. EISA also highlighted the Nokia N90’s Carl Zeiss optics which ‘endows it with serious photographic ability, including capturing and editing 2 megapixel digital photos and MPEG 4 352x288 resolution video.’

EISA is the largest editorial organization in Europe, with a membership of 50 Audio, Mobile Electronics, Video and Photo magazines all drawn from 20 European countries. At the end of June, all EISA member magazines came together for the election of the European awards. The panel annually chooses the best equipment in a number of categories from products introduced during the preceding twelve months.

Announced in April, the Nokia N90 is the flagship camera product in Nokia’s newly launched Nokia Nseries range of high performance multimedia devices. The first mobile device to feature superior Carl Zeiss optics and a range of advanced camera features, the Nokia N90 meets the expectations of even the most demanding picture taker.

“The Nokia N90 has raised the bar for mobile devices and we are delighted to receive this accolade from consumer electronics magazines across Europe,” said Tuula Rytilä-Uotila, Director, Imaging, EMEA, Multimedia, Nokia. “This award is also an endorsement of the strategy behind Nokia Nseries – to bring to market high performance multimedia devices which will make digital convergence a reality.”

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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PRESS RELEASE

August 16, 2005

Nokia supplies WCDMA 3G core network to 3 Ireland

Espoo, Finland - Nokia today announced it is supplying the WCDMA 3G core network, IP backbone and Nokia’s network management solution NetAct ™ for Hutchison 3G Ireland (trading as “3 Ireland”), which launched its 3G network on July 26th 2005. This represents the 50th WCDMA 3G contract for Nokia.

Nokia is also facilitating fast network ramp up by providing network planning and design, project management, implementation and integration services. The design service will provide the required designs and configurations for the circuit switch core, packet switch core and IP backbone.

The deal marks a new country entry for Nokia with Hutchison and reinforces Nokia’s position as a key infrastructure vendor with the Hutchison Group.

“After a thorough process, we selected the best network suppliers for 3 in Ireland,” says Stephen Pilkington, Commercial Development Director, 3 Ireland.  “They offer the necessary expertise, which will be so vital in the roll-out of our network over the next few years. We are confident that Nokia’s expertise in 3G WCDMA deployment and its ability to respond to our needs will ensure we are able to offer our Irish customers the most advanced mobile services.”

“Hutchison Group has established a first-class reputation in mobile communications. We are delighted to continue our close cooperation in working with them to build out their 3G network in Ireland and further strengthen our relationship with this leading global telecommunications player,” says Bob Bird, Vice President, Networks, Nokia.

About 3 Ireland

3 Ireland is the new entrant in the Irish mobile services market and operates one of Ireland’s 3G mobile phone licences under the ‘3’ brand. 3 is Europe’s leading video mobile (3G) operator and was the first to offer 3G services to European customers.

In Ireland, 3 has built a new video mobile (3G) network, to offer a convergence of media, information and telephony to enable live video calls, multimedia content and entertainment while on the move.  3 has also signed a national roaming agreement, giving 3’s customers full access to Vodafone Ireland’s GSM (or 2G) network, ensuring that 3’s customers will have the same level of national coverage as Vodafone Ireland’s GSM customers.

3 Ireland is 100 per cent owned by Hutchison Whampoa Group which also holds 3G licenses in Australia, Austria, Denmark, Hong Kong, Israel, Italy, Norway, Sweden and the UK. In March 2005, 3 announced that it had over 8 million customers worldwide.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 38198

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Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

3 Ireland

Graeme Slattery

Video mobile: + 353 (0) 83 330 2015

graeme.slattery@3ireland.ie

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PRESS RELEASE

August 17, 2005

Nokia supplies its mobile softswitch to DTAC in Thailand

Espoo, Finland - Thai network operator DTAC has selected Nokia to supply its mobile softswitch solution for optimizing DTAC’s mobile network as it evolves towards IP and 3G.  The 3GPP release 4 compliant MSC Server System will be a key step in this transition, providing cost-efficient increases in capacity.

Deliveries start immediately, with the target of having the system operational in October 2005. The system will be deployed initially in Bangkok and northeastern Thailand, before being expanded nationwide.

In addition to the MSC Server System, Nokia is providing the real time traffic monitoring and troubleshooting tool Nokia NetAct™ Traffica for the Circuit Switched Network, a turnkey project for network planning, training, and O&M support for a short period.

“We are proud to be introducing our cost-optimizing MSC Server solution into DTAC’s network,” said Suwit Pruckwattananon, Account Director for DTAC, Networks, Nokia.  “The Nokia MSC Server will be key to DTAC’s network evolution.  It provides DTAC with higher capacity, better transmission utilization, and an ability to offer its subscribers a smooth migration path to All-IP in the future.”

“We are confident in Nokia’s ability to help DTAC migrate our existing network toward next generation networks, allowing us to provide the latest IP applications like VoIP,” said Somlak Sachjapinan, Chief Technology Officer, DTAC.  “As the move to 3GPP release 4 is a major shift in our core network development, we did a thorough study and comparison analysis between vendors.  With Nokia MSC Server’s capacity and IP technology, we feel that our investment today is secured for the future.”

Following the first supply deal with DTAC in 1994, Nokia has been the sole GSM network supplier since 2003, and sole core network supplier since 2000.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

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PRESS RELEASE

August 17, 2005

Nokia to deliver its HSDPA solution to T-Mobile in Germany, the Netherlands and the United Kingdom

The Nokia High Speed Packet Downlink Access (HSDPA) solution is a software upgrade to the WCDMA network. With HSDPA, data speeds will go up to 1-2 Mbps in the first phase

Espoo, Finland - Mobile operator T-Mobile and Nokia have signed an agreement for Nokia to deliver its HSDPA solution to T-Mobile in Germany, the Netherlands and the United Kingdom.

Under the agreement, Nokia will supply T-Mobile with its HSDPA solution as well as capacity expansions to T-Mobile’s radio networks in the three countries. In addition, installation, commissioning and network optimization services are included in the deal.

“Deploying the Nokia leading-edge HSDPA solution will enable us to offer true mobile broadband access and new services to our customers,” said Joachim Horn, Technical Director, T-Mobile Germany and head of the international planning and engineering leadership team. “We will start the roll-out of HSDPA in Germany in 2006 and then extend it to the Netherlands and the United Kingdom.”

“Nokia is very pleased to supply T-Mobile with this exciting new technology evolution of WCDMA,” said Robin Lindahl, Vice President, Networks, Nokia. “This deal is a good example of the successful co-operation that is taking place between Nokia and T-Mobile in the field of high speed mobile access and broadband applications.”

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By Q2 2005, about 80 million customers were served in nine T-Mobile markets. And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service. T-Mobile also is partner of FreeMove, an alliance formed by four of Europe’s leading mobile companies - Orange, Telefónica Móviles, TIM (Telecom Italia Mobile) and T-Mobile – to help their customers communicate as easily while travelling abroad as they do at home.

For more information about T-Mobile International, please visit www.t-mobile.net

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

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Tel. + 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

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www.nokia.com

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PRESS RELEASE

August 17, 2005

Asphalt: Urban GT™ 2 On The N-Gage Platform Immerses Gamers In World Of Wild Dream Car Action Racing

Espoo, Finland, - Asphalt: Urban GT™ 2 on the N-Gage platform, the hotly anticipated sequel to the Gameloft series, will immerse gamers into the world of wild dream car action racing, with advanced tuning options, an improved driving experience and spectacular collision effects. Asphalt: Urban GT 2 includes licensed music from Moby and features images of the super sexy Las Vegas act, Pussycat Dolls.

Featuring forty-five cars and motorbikes, ranging from Aston Martin to Triumph, the game engages players into fast and exciting races and police chases in fourteen locations, such as London, San Francisco, and Tokyo. Asphalt: Urban GT 2 on the N-Gage platform supports up to four player multiplay via Bluetooth connection, as well as shadow racing and on-line rankings on the N-Gage Arena.

“Asphalt: Urban GT 2 is all about real cars and motorbikes, real tracks, real music and a lot of fun!”, says Gregg Sauter, Director, Games Publishing, Nokia. “You can race against your friends in real locations with the tuned up car or motorbike of your dreams and on your way destroy objects and cars.”

“Asphalt Urban GT with hot dream cars, exciting locations and superb 3D graphics has been very well received by the N-Gage community.” said Julien Fournials, VP of Production, Gameloft. “With this sequel, we have really raised the bar. Driving a tuned dream car in Los Angeles while being chased by a police helicopter is an experience N-Gage players won’t forget!”.

The improved, advanced performance and visual tuning options will take your game to the next level, with options as cool as turbo kits, body kits, side vinyls and neons. Race fans also have the opportunity to collect bonuses in form of nitro tanks and money to speed faster and trick out their vehicles even more!

Gamers can check out Asphalt: Urban GT 2 at the Leipzig Games Convention this week.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

About Gameloft

Gameloft is a leading international publisher and developer of video games for mobile phones. Established in 1999, it has emerged as one of the top innovators in its field. The company creates games for mobile handsets equipped with Java, Brew or Symbian technology. The total number of mobile handsets with this technology is anticipated to exceed one billion units in 2007. Partnership agreements with leading licensors and sports personalities such as Ubisoft Entertainment, Universal Pictures, Paramount Studios, Dreamworks, Vans, Vijay Singh and Geoff Rowley allow Gameloft to form strong relationships with international brands. In addition to the partnerships, Gameloft owns and operates titles such as Block Breaker Deluxe, Asphalt: Urban GT and Siberian Strike. Through agreements with major telephone wireless carriers, handset manufacturers, specialized distributors and its online shop, Gameloft has a distribution network in over 65 countries. Gameloft has worldwide offices in New York, San Francisco, Montreal, Paris, London, Düsseldorf, Milan, Barcelona, Beijing, Tokyo and Hong Kong. Gameloft is listed on Euronext Paris (ISIN: FR0000079600, Bloomberg: GFT FP, Reuters: GFT.PA) For more information visit www.gameloft.com.

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Media Enquiries:

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For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

© 2005 Gameloft. All Rights Reserved. Asphalt: Urban GT is a trademark of Gameloft in the US and/or other countries. All manufacturers, cars, motorbikes, names, brands and associated imagery featured in this game are trademarks and / or copyrighted materials of their respective owners. All rights reserved.

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PRESS RELEASE

August 18, 2005

Warhammer 40,000 goes mobile on the N-Gage platform with Warhammer 40,000: Glory in Death

Espoo, Finland – Nokia, Games Workshop and THQ Wireless today announced the debut of the highly successful Warhammer 40,000 franchise to the N-Gage platform with Warhammer 40,000: Glory in Death. The highly acclaimed classic tabletop strategy game from Games Workshop has been produced and developed for the N-Gage platform for Warhammer 40,000 fans to unite and embark on multiplayer war game via Bluetooth connection and the N-Gage Arena, Nokia’s global mobile online gaming community.

Gregg Sauter, Director, Games Publishing, Nokia said “Warhammer 40,000 is a well-loved brand by sci-fi action strategy aficionados internationally, with over 100 million miniature characters being sold annually through Games Workshop.” Sauter continued, “Developed by Razorback, our version has maintained the original’s well designed systems and game play and provides fans with an authentic Warhammer 40,000 experience.  Mix in a highly immersive experience where gamers can play anywhere, anytime and the ability for Warhammer 40,000: Glory in Death fans to play against other fans via the N-Gage Arena, and we think gamers are going to be thrilled.”

Set in the far future, Warhammer 40,000: Glory in Death on the N-Gage platform contains the entire Warhammer 40,000 experience where players control one of four races: the Orks, Space Marines, Eldar and Chaos Marines– each with their own history and game style to master and control across four campaigns in one interlocking story. Warhammer 40,000: Glory in Death re-creates the immersive experience for new or veteran players in single player campaign mode or two player Hotseat with one N-Gage game deck, or two players via Bluetooth connection or N-Gage Arena.

Packed full of great visual content, Warhammer 40,000: Glory in Death uses a distinct visual style to bring the Warhammer 40,000 universe to life on the N-Gage platform.  This is further assisted by original in-game character artwork being designed by Mike McMahon, one of 2000AD’s most popular comic artists, most known for WatchTower and Fat City.

First look of the game is offered to selected media at GenCon in Indianapolis, USA and Leipzig Games Convention in Germany.  Warhammer 40,000 on the N-Gage game deck is expected to take over N-Gage gamers’ world in winter 2006.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

About Games Workshop

Games Workshop Group PLC is the world’s largest tabletop wargames company. Based in Nottingham, UK, it designs, manufactures and distributes its range of Warhammer and Warhammer 40,000 games, model soldiers, novels, through more than 320 of its own Hobby centres, mail order, Internet and more than 4,000 independent retailers in more than 50 countries worldwide. It also develops collectible card games, and role-playing games. Games Workshop, Warhammer, Warhammer 40,000, Warhammer 40,000: Glory in Death, and all images, races and characters from the Warhammer 40,000 universe are either ®, TM and/or © Games Workshop Ltd 2000-2005, variably registered in the UK and other countries around the world.  All rights reserved.

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About THQ Wireless

THQ Wireless Inc., a subsidiary of THQ Inc. (NASDAQ: THQI), is a global leader in mobile entertainment, offering a wide range of wireless products, including games, personalization products, information services and messaging based on top licenses such as the WWETM, Star Wars, popular Nickelodeon properties and professional sports leagues including the NFL, NBA, NHL, MLB and the NHRA.  In addition to wireless entertainment products, THQ Wireless’ controlling interest in MINICK gives the company access to one of the largest premium messaging networks in the world in order to offer a broad range of services from content distribution to mobile marketing campaigns and place the company at the forefront of this rapidly growing messaging market.  Headquartered in Calabasas, California, THQ Wireless has offices worldwide, in addition to distribution agreements through wireless carriers across the globe.  Further information can be found at www.thqwireless.com

About THQ

THQ Inc. (NASDAQ: THQI) is a leading worldwide developer and publisher of interactive entertainment software.  The company develops its products for all popular game systems, personal computers and wireless devices.  Headquartered in Los Angeles County, California, THQ sells product through its global network of offices located in the United States, United Kingdom, France, Germany, Spain, Korea and Australia.  More information about THQ and its products may be found at www.thq.com and www.thqwireless.com. THQ, THQ Wireless and their respective logos are trademarks and/or registered trademarks of THQ Inc.

Media Enquiries:

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Nokia, Americas

Press Desk

Tel: +1 972 894 4573

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Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

Warhammer 40,000: Glory In Death Copyright © Games Workshop Ltd 2005.  All Rights Reserved.  Games Workshop, Space Marines, Space Wolves, Space Marine Chapters and Chapter Insignia, Orks, Eldar, Chaos Space Marines, Warhammer, Warhammer 40,000 and all associated marks, names, races and race insignia, characters, illustrations and images from the Warhammer 40,000 Universe and the Glory In Death game are either ®, TM and/or © Games Workshop Ltd 2000-2005, variably registered in the UK and other countries around the world.  All Rights Reserved. THQ, THQ Wireless and their respective logos are trademarks and/or registered trademarks of THQ Inc. All rights reserved.  All other trademarks, logos and copyrights are property of their respective owners.

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PRESS RELEASE

August 22, 2005

GrameenPhone chooses Nokia’s core network solutions for charging and messaging

Deal marks Nokia’s entry into Bangladeshi infrastructure market

Espoo, Finland - GrameenPhone Ltd., Bangladesh’s leading mobile operator, has chosen Nokia to deploy its Short Message Service Center (SMSC) and Online Service Controller (OSC) rating and charging solution. The agreement marks Nokia’s entry into Bangladeshi network infrastructure market.

GrameenPhone will enhance its existing SMS service with the Nokia SMSC, resulting in a significant increase in GrameenPhone network’s SMS capacity. A series of new services will be made available with the solution supplied by Nokia. Nokia will also provide related support and services to GrameenPhone.

“GrameenPhone is committed to providing superior services to its subscribers. Nokia’s solutions will allow us to enhance our messaging capacity and provide world-class SMS services to our fast growing base of customers, along with added functionalities and features. It will also scale to accommodate future growth in our network across Bangladesh,” said Yogesh Malik, CTO, GrameenPhone.

“Bangladesh is a strategic market for Nokia’s infrastructure business in the region. This deal marks the beginning of our cooperation with GrameenPhone, a pioneer and market leader in the Bangladeshi mobile market. The entry provides us an opportunity to demonstrate our technology and services leadership,” said Rajeev Suri, Senior Vice President, Networks, Nokia APAC.

He added, “The Bangladeshi mobile market is expected to double from the current subscriber base of six million over the next few years. Nokia is committed to working with the industry and the government to build telecom networks based on the latest technologies and provide world-class telecom services to the citizens of the country.”

About GrameenPhone

The largest telecommunications service provider in Bangladesh, GrameenPhone Ltd. presently has more than 3.9 million subscribers. It has the largest network with the widest coverage around the country. Since introducing its service in March 1997, the company has always been a pioneer in launching innovative new products and services in the local market. GrameenPhone is committed to providing the best service to its customers.

GrameenPhone Ltd. is a joint venture between Telenor ASA (62%), the largest telecommunications company in Norway, and Grameen Telecom Corporation (38%), a subsidiary of the micro-credit pioneer Grameen Bank of Bangladesh.  www.grameenphone.com

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

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Media Enquiries:

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Notes to the Editor:

Nokia Online Service Controller (OSC) provides online charging and service control of packet switched sessions including GPRS/3G and IMS, messaging (SMS/MMS) and content services for prepaid and postpaid subscribers. The online charging functionality of Nokia OSC allows subscribers’ credit status to be checked prior to service delivery, ensuring no credit is lost due to fraud – compared with traditional CDR (Charging Detail Record) based where charging takes place only after a service has been used. As the credit risk can be minimized, operators are able to offer the same data services that are offered to postpaid customers also to their prepaid customer base.

When OSC is integrated with an existing voice prepaid system a single prepaid account can be provided for both voice and data services, making it easy to introduce new services for existing prepaid customers.

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PRESS RELEASE

August 23, 2005

Nokia and Bharti sign managed services and GSM/EDGE expansion contract in USD 125 million deal

Espoo, Finland - Bharti Tele-Ventures, India’s leading provider of telecommunications services has chosen Nokia to expand its managed GSM/GPRS/EDGE networks in eight circles for a contract worth USD 125 million. As per the contract, Nokia will provide managed services and expand Bharti’s Airtel networks in the circles of Mumbai, Maharashtra (including Goa), Gujarat, Bihar (including Jharkhand) and Orissa over a three-year period. Additionally, Nokia has also been mandated to provide managed services and expand Airtel networks in the three other circles of Kolkata, West Bengal and Madhya Pradesh.

Nokia’s managed capacity expansion will further help Airtel cover more than 5,000 towns up from 2,700 across India. The phased expansion into these towns and villages starts immediately and is likely to be completed by March 2006. The expansion will double Bharti’s network capacity, providing reduced congestion, seamless coverage and enhanced quality, to all Bharti customers. As part of the contract, Nokia will continuously deliver radio and core network equipment and services based on Bharti’s capacity requirements, delivering a cost-efficient rollout of on-demand capacity.

Nokia will also be deploying its Connect GSM Solution for expanding network coverage in rural areas in a cost effective manner. This includes solutions for radio access, core network, network management systems and services that will reduce the total cost of ownership for Bharti and allow it to optimally target the low average revenue per user customer.

According to Mr. Manoj Kohli, President Mobility, Bharti Tele-Ventures, “To sustain India’s economic growth, it is imperative to take the benefits of mobile communications to the rural consumers. We at Bharti realize that and have embarked on a significant network expansion exercise into rural areas. Nokia with its cutting edge technology and optimized network solutions for rural areas will help us deliver economically viable services to the low revenue consumers.”

“Nokia is proud to collaborate with Bharti on its initiative to take mobile services to rural India,” says Mr. Ashish Chowdhary, India Country Director, Nokia Networks. “Our extensive managed services capability combined with our comprehensive and high quality product portfolio makes a strong business case for Bharti to provide affordable mobile services to these rural consumers. This expansion reiterates Nokia’s commitment to India, fulfilling our promise to bring high-quality equipment and services to provide world class mobile services to the Indian consumers.”

In 2004, Nokia had signed a USD 275 million contract with Bharti for supply of equipment for two years and for managed services for three years, across the five circles.

Nokia has contracted managed services with 34 clients in 28 countries, and has provided operating services for over 20 operators globally.

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure

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products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About Bharti

Bharti Tele-Ventures is one of India’s leading private sector providers of telecommunications services with an aggregate of 13.76 million customers as of end of July ‘05, consisting of approximately 12.79 million mobile customers. The company is the only operator to provide mobile services in all the 23 circles in India. The company also provides telephone services and Internet access over DSL in 15 circles. The company complements its mobile, broadband & telephone services with national and international long distance services. The company also has a submarine cable landing station at Chennai, which connects the submarine cable connecting Chennai and Singapore. The company provides reliable end-to-end data and enterprise services to the corporate customers by leveraging its nationwide fiber optic backbone, last mile connectivity in fixed-line and mobile circles, VSATs, ISP and international bandwidth access through the gateways and landing station. For more information, visit www.bhartiteleventures.com

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2

PRESS RELEASE

August 24, 2005

Live 20 lives within a month — Nokia 20Lives kicks off on September 19

The sensational new game experience following the success of Nokia Game

Espoo, Finland - Nokia introduces a captivating new interactive adventure, Nokia 20Lives, following the highly popular Nokia Game. Nokia 20Lives presents a next generation online and mobile experience, combining elements from games, movies, fashion and music business. Starting on September 19, participants of the new game will have a unique opportunity of stepping into somebody else’s shoes - not only once, or twice, but 20 times. Nokia 20Lives presents 20 fictional characters and gives the players a chance of living an exciting day in these characters’ lives. Provided by Nokia, the web-based Nokia 20Lives will be played in 21 countries across Europe in 11 languages.

“All of us have sometimes dreamed of being someone else. With Nokia 20Lives we want to offer this fascinating experience to mobile phone users. Nokia 20Lives is more than a game - it is a unique opportunity to connect to other people’s experiences and try their life for one whole day,” says Heikki Tarvainen, Vice President of Marketing, Mobile Phones, Nokia. “The extremely successful Nokia Game, provided five times by Nokia, has shown the way forward for entertaining and inspiring mobile phone users. We believe that the unique concept of Nokia 20Lives presents a refreshing new way of connecting people with Nokia products and the Nokia brand, and provides innovative interaction possibilities.”

Another day, another life in Nokia 20Lives

Within 25 days, Nokia 20Lives introduces a completely different game experience. While the previous Nokia Games provided skill-based adventures with time trials and puzzle solving, Nokia 20Lives takes the players into the lives of 20 fictional characters, selected in random order. The players will see the world as the characters see it, meet their friends and family, do their jobs, and make their decisions. Based on their choices made during the game, the players will either fail or succeed in their life at Nokia 20Lives.

Nokia 20Lives uses video and animated images on the Internet, as well as SMS, email and voice messages to share information with the players. During the compelling game players have a chance to win a mobile phone or compete for the grand prizes, such as helicopter ride, spa weekend or trip to a Formula 1 weekend in Monaco, related to the lives of the 20 characters.

With its 20 fictional characters, Nokia 20Lives presents a mixture of colourful personalities from the fascinating world of media, music, movies and fashion - powerwomen and smooth salesmen, actresses and playboys, photographers and paparazzi, to name but a few. Characters in the game are all connected to each other at some point of their lives - how and where, the players will find out during the game.

Register at www.nokia.com/20Lives

To take part in Nokia 20Lives, participants need to have access to the Internet, an e-mail address, and a mobile phone with the capacity to receive short messages. Nokia 20Lives is open to all mobile phone users over the age of 16 in the 21 participating countries, and there is no participation fee.

Registration for Nokia 20Lives opens on August 29, 2005 at www.nokia.com/20Lives, and players can register during the game until October 11. Nokia 20Lives will kick off on September 19 and it will be played until October 13, covering 21 European countries in 11 languages.

Preceding Nokia 20Lives, Nokia has provided mobile phone users with Nokia Game, an interactive online and mobile adventure that has been arranged five times already. Since 1999, Nokia Game has gained

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huge interest and attracted millions of players, while connecting people and highlighting the growing importance of entertainment in the mobile world.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

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Nokia

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www.nokia.com

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PRESS RELEASE

August 25, 2005

Nokia to establish a Global Network Operations Center in India

New Delhi, India - Nokia announced today that it plans to open a Global Networks Operation Center in India by the end of the year, underscoring its commitment to one of the world’s fastest-growing telecommunications markets. The center will perform network operation tasks primarily for selected operators in the Asia Pacific region as well as Europe, the Middle East and Africa as part of Nokia’s managed services offering. The location of the site, which will initially employ up to 100 people, will be unveiled at a later date.

The announcement was made by Simon Beresford-Wylie, Executive Vice President and General Manager, Networks, at Nokia’s Focus on India investor event in New Delhi. It is the latest investment by Nokia in the vibrant Indian market, continuing a decade-long relationship that started with the first-ever cellular call in India, which was made on a Nokia mobile phone and a Nokia-deployed network.

“Given Nokia’s strong commitment to its expanding services business, plus the positive experience it has enjoyed in India as both a growth and services market, the decision to locate the operation center in India was an easy one to make,” Simon Beresford-Wylie says.

“The Networks Operation Center is a firm step towards further enhancing our global reach to better serve our customers. We are aligning with their needs to keep costs in check and improve the services they provide in an ever-tougher market,” adds Bosco Novak, Senior Vice President for Services, Networks, Nokia.

Nokia has contracted managed services with 34 clients in 28 countries, and has provided operating services for over 20 operators globally, helping them with the day-to-day tasks of running their networks so they can focus on bolstering their business offerings. With its unique Nokia NetAct(TM) network and service management system, Nokia is a leader in this growing market.

In India, Nokia’s operations include networks and terminals sales divisions, three Research and Development facilities and an upcoming manufacturing facility in Chennai that will produce both terminals and GSM infrastructure equipment.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

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Nokia

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E-mail: press.office@nokia.com

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PRESS RELEASE

August 25, 2005

Nokia and Kineto Announce Collaboration in UMA technology

Kineto will supply its UMA Network Controller as part of Nokia’s fixed-mobile convergence network solution.

Espoo, Finland / Milpitas, CA, USA  – Nokia , the world leader in mobile communications, and Kineto Wireless, the key innovator and leading global supplier of UMA (Unlicensed Mobile Access) technology, today announced an agreement to address the area of convergence between fixed and mobile networks and services in selected key customer cases. In addition, the companies are currently engaged in UMA trials with major operators and will continue to collaborate on future network trials.

Under the terms of the agreement, Nokia will incorporate Kineto’s UMA Network Controller into its network convergence solutions for wireline and wireless operators. As part of the multi-access solutions, this complements other elements in Nokia’s powerful end-to-end network convergence offering, which includes the Nokia Unified Core Network for common service machinery, Operations Support Services (OSS), multimedia services, service and network integration, as well as world-class mobile devices.

UMA, a 3GPP (3rd Generation Partnership Program) standard, is an access technology that allows a seamless handoff of mobile voice and data from a wide area cellular network to a wireless local area network (WLAN). The UMA standard defines how mobile operators can turn home, office and public wireless LANs into seamless extensions of their cellular networks.  With UMA, operators can deliver high-performance, low-cost mobile voice, data and IMS services to subscribers over the broadband Wi-Fi access networks, dramatically increasing mobile service usage while decreasing costs for operators.

“Nokia’s end-to-end convergence solutions – from network equipment to terminals to applications – aim to enhance the end-user’s mobile voice and data experiences as simply as possible,” said Pekka Viirola, director, Convergence Network Systems, Networks, Nokia. “By this cooperation, both companies can join forces to establish a winning solution to the emerging market for comprehensive solutions that yield operational cost savings to communications providers.”

“With the rapid adoption of UMA as a 3GPP standard for cellular/Wi-Fi convergence, we are seeing tremendous demand for UMA products and services from operators,” said Rick Gilbert, president and CEO of Kineto.  “As a leading global supplier of mobile and convergence solutions, Nokia is an ideal partner for growing this market.”

Previously, Nokia announced that Saunalahti, a leading Finnish operator will be deploying a number of Nokia’s convergence solutions, including UMA technology from Kineto, to offer services like VoIP and rich multimedia to both mobile and fixed telephony customers.

The Nokia fixed mobile convergence vision embraces personalization and mobility – where end-users have their own services on their preferred end-user devices over any network. Nokia sees that there are two key access technologies for operators to implement this vision – UMA and Native IP Access. Nokia supports both alternatives.

About Kineto Wireless

Kineto Wireless is the key innovator and leading global supplier of UMA (Unlicensed Mobile Access) Technology, the 3GPP standard for cellular/Wi-Fi convergence.  With a UMA-enabled network, mobile operators can provide a seamless, high-performance mobile voice, data and IMS experience on both cellular and Wi-Fi networks.  As the leading provider of UMA Technology, Kineto supplies core network solutions through OEM partnerships with major network infrastructure providers.  Kineto also provides UMA-compliant software, development tools and support

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services to mobile silicon/stack suppliers and mobile handset developers.  Kineto’s solutions conform to the UMA technology specification, now included in 3GPP Release 6 (www.3gpp.org), and endorsed by mobile operators worldwide.  For more information, please visit www.kineto.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries for Kineto:

Tim Donovan

Sr. Director Corporate Communications

Tel. +1 408 965 0289

Email: tdonovan@kinetowireless.com

Megan Atiyeh

Engage PR

Tel. +1 510 748 8200 x228

Email: matiyeh@engagepr.com

Media Enquiries for Nokia:

Nokia, Networks

Communications

Tel. + 358  7180 38198

Tel. +1 972 894 5211 (US Enquiries)

www.nokia.com

Notes to the editor

Unlicensed Mobile Access (UMA) technology is one of the 3GPP standards for cellular/Wi-Fi convergence.  UMA technology enables access to mobile voice, data and IMS services over IP broadband access and unlicensed spectrum technologies.  By deploying UMA technology, service providers can enable subscribers to roam and handover between cellular networks and public and private unlicensed wireless networks using dual-mode mobile handsets.  With UMA, subscribers receive a consistent user experience for their mobile voice, data and IMS services as they transition between networks. The other technology option is called Native IP Access. Native IP Access is packet-based and refers to accessing IP multimedia services using Session Initiation Protocol (SIP) for the network signaling. Nokia supports both alternatives.

The UMA specifications were originally created by Nokia and Kineto Wireless, with Alcatel, AT&T Wireless, British Telecom, Cingular, Ericsson, Kineto Wireless, Motorola, , Nortel, O2, Research in Motion, Rogers Wireless, Siemens, Sony-Ericsson and T-Mobile US.  The specifications are available for downloading at www.umatechnology.org.  The UMA technology specification, known as TS 43.318 in the 3rd Generation Partnership Program (3GPP) standards body, was recently approved for inclusion into the upcoming 3GPP Release 6.

Kineto and the Kineto Logo are registered trademarks of Kineto Wireless, Inc.

All other product or service names mentioned herein are the trademarks of their respective owners.

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PRESS RELEASE

August 25, 2005

Mile High Pinball On The N-Gage Platform Shoots for the Stars with New Trailer

Espoo, Finland - Pinball soars to new heights with Nokia’s Mile High Pinball for the N-Gage platform, and the new trailer gives gamers a sneak peek at the action. With multiplayer tournaments, customizable pinball boards and more than 80 play fields, Mile High Pinball launches the classic game out of the arcade and into the next generation.

The sky is the limit as players progress through Mile High Pinball’s varied game boards, either testing their skills alone or battling it out against others in the N-Gage Arena. For added depth and customization, gamers can create their own maps and share them through the Beat-My-Challenge feature. More than 35 power-ups allow for strategic gameplay, and collectible items and a ranking system add to the high-flying fun.

Mile High Pinball is developed exclusively for the N-Gage platform by Bonus.com, and is scheduled for release is stores this fall.

Download the new Mile High Pinball trailer at www. extranet.n-gage.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

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Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

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PRESS RELEASE

August 29, 2005

Nokia opens mobile infrastructure R&D center in Sichuan in China

The R&D center is the company’s sixth R&D unit in china and will further accelerate 3G R&D

Nokia has established a Research and Development center for mobile infrastructure in Chengdu, the capital city of the Sichuan province in Western China. The R&D centre will develop mobile applications based on 3G and IP Multimedia Subsystem (IMS) for both Chinese and global markets. The R&D Center was opened during an inauguration ceremony on Sunday 28 August.

Nokia Chengdu R&D center is the company’s sixth R&D unit and second 3G R&D center in China. Nokia is committed to long-term development in China. With strong local R&D, manufacturing and innovative technologies, Nokia has continuously strengthened its market position in China as the number one supplier of mobile devices and a leading supplier of mobile networks.

“Nokia is delighted to establish a new R&D centre in this part of China.” said David Ho, President of Nokia China. “This marks another important step forward for Nokia in implementing its localization strategy. On the other hand, this R&D Center will further strengthen our partnership with and our market position in this important economic center of China.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

August 29, 2005

Nokia reaches agreement with the Turkish government in Telsim matter

Espoo, Finland - Nokia has reached a settlement in its financial claims against the Turkish network operator Telsim subject to the successful sale of Telsim’s assets.  Under the terms of the arrangement with Telsim and the Turkish Savings and Deposit Insurance Fund (TMSF), which currently controls and manages Telsim’s assets, Nokia will receive a settlement payment following the completion of the sale of Telsim’s assets. The settlement is subject to the formal board approval of TMSF, and the amount of the settlement will depend on the final proceeds from the future sale of Telsim’s assets.

Nokia sees this as a positive step in a consistent and cooperative approach to resolving the issue, and also trusts that it will facilitate a successful sale of Telsim’s assets.  Moreover, the agreement opens the way for the continued support for Telsim’s operations that will benefit Telsim’s subscribers, the Turkish government, and the overall Turkish telecommunications market.

Nokia’s claims arose from Telsim’s default on its repayment obligations under a loan facility related to network equipment delivered in 2000.  In February 2004, the Arbitral Tribunal in Zürich fully approved the claim against the Turkish company.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

August 29, 2005

Nokia provides Push-to-Talk service to mobilkom austria

Espoo, Finland - Nokia and Austrian mobile operator mobilkom austria have signed an agreement for the delivery of a Push-to-Talk over Cellular (PoC) network solution. The deal includes the provision of PoC services, with Nokia to operate the PoC platform. The service is commercially available for mobilkom austria customers in Austria.

With push to talk, people can use their mobile phones like walkie-talkies, communicating with a selected group or with individuals at the push of a button. Both business and private users can benefit from this simple, direct communication. Push to talk is especially suited for cases where users need to communicate occasionally but repeatedly with the same group or individual.

“mobilkom austria is the innovation leader in Central and Southeast Europe. We introduced push to talk as it adds value for specific customer segments. We have selected Nokia as the partner for push to talk as it offers the strongest pre-OMA (Open Mobile Alliance) solution,” said Dr. Boris Nemsic, CEO mobilkom austria and COO Wireless Telekom Austria.

“We are pleased that mobilkom austria group has selected Nokia as the provider of the push to talk service,” said Henrik Sund, VP, Managed Services, Nokia Networks. “Nokia is transforming itself into a service-driven company and this agreement with hosting and operations of the PoC platform confirms that we are a strong partner in this field.”

The deal underlines Nokia’s industry leadership in PoC for GSM, with 38 commercial network deals to date, 17 systems in commercial use, and 19 GSM PoC handsets on the market, including the world’s first. Thanks to Nokia’s capabilities and know-how, mobilkom austria can take the PoC service faster from concept to mass market and contain the costs of implementation. To ensure success, Nokia leverages all its unique experience from terminals, knowledge of consumer behavior and systems integration.

In helping operators to get more from their networks and services, Nokia can draw on its over 15-year track record of supplying and operating networks and its extensive practical experience of implementing mobile services for operators. Nokia has contracted managed services with 35 clients in 28 countries, and has provided operating services for over 20 operators globally. Furthermore, Nokia has over 70 contracts for service management, making us a leader in this growing market. Nokia NetAct(TM), the unique network and service management system, has been delivered to over 300 customers worldwide. Services currently comprise about one-third of the Networks business group’s headcount and over a quarter of its business.

About mobilkom

With nearly 3.3 million customers and a market share of 41%, mobilkom austria is Austria’s leading mobile operator. The company, headquartered in Vienna, has roughly 2,300 employees and generated revenues of EUR 1,678.7 million in the 2004 business year. The company is wholly owned by Telekom Austria, which is listed on the Vienna and New York stock exchanges. mobilkom austria has set itself the goal of offering innovative services that give people more time and quality of life. mobilkom austria’s innovation leadership is marked by two technological milestones: Europe’s first national UMTS network was launched in September 2002, and commercial value-added services started in April 2003. The success of mobilkom austria extends beyond Austria’s borders. The mobilkom austria group is represented in Central and Eastern Europe and includes mobilkom austria, VIPnet in Croatia, Si.mobil in Slovenia, mobilkom Liechtenstein and Mobiltel in Bulgaria.

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About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

August 30, 2005

Bluerun Ventures expands its presence in China

BlueRun Ventures Appoints Andrew Chen to Head Operations in China, Nokia Ventures Organization Asia and BlueRun Ventures are inaugurated in Finland-China Innovation Center in Shanghai

Shanghai, China  – BlueRun Ventures (www.brv.com), a global venture capital fund focused on early stage companies in the IT, mobile, and consumer markets, today announced that it has opened a new office in Shanghai, China, and appointed Mr. Andrew Chen as Investment Director for the office. The expansion follows the firm’s recent announcement of its latest US$350m fund, with Nokia and other world-class financial investors being its major investors.  The firm has US$1B under its management

BlueRun Ventures and the Nokia Ventures Organization Asia (NVO Asia), Nokia’s corporate venturing arm in Asia, will be inaugurated in Finland-China Innovation Center.  Nokia Ventures Organization Asia was established in October 2003 in Shanghai, where it actively pursues and develops new business opportunities and seeks to develop collaborative models with Chinese entrepreneurs. During the past two years, Nokia Ventures Organization Asia has achieved solid progresses for its venturing activities in new domains such as mobile navigation.

“China not only has become a dynamic region for innovations but also increasingly the first entry market for technology start-up companies” said Mr. Jui Tan, Partner of BlueRun Ventures.  “By having a presence in Shanghai and Andrew joining us, we hope to expand our investments in best-of-breed technology companies in China and also help our portfolio companies in the US and Europe to develop business partnerships in China. Through our limited partner, Nokia, we will also be working synergistically with Nokia Ventures Organization Asia in wireless and consumer related investments, with the goal of enhancing financial returns for our investors,” he continued.

“Facilitating innovation growth in China through partnership is an important part of Nokia’s mission in China.  Since the setting up of Nokia Ventures Organization Asia in Shanghai in 2003, NVO Asia has not only contributed to Nokia’s renewal but also benefited the local partners in the Chinese mobile ecosystem.” said Mr. David Ho, President of Nokia China “Nokia’s role as a founding partner of Finland – China Innovation Center (FINCHI) further demonstrated our commitment in promoting technological and innovation cooperation between the two nations.”

“With BlueRun Ventures’ presence in Shanghai and through strengthening local cooperation between NVO Asia and BlueRun Ventures, we will create more value for the local innovation community in China” says Mr. Marko Vänskä, Director of NVO Asia.

 “BlueRun Ventures has a global platform of people and best practices that can help Chinese start-ups become leading global companies,” said Mr. Andrew Chen.  “I am excited to be part of the team and look forward to working with Chinese entrepreneurs and fellow investors to build successful companies in this market.”

BlueRun Ventures’ proven approach is to invest globally as a single fund in best of breed technologies and teams with the drive and ability to build leading global companies. Over the seven-year history of the firm, BlueRun Ventures has built a global platform, with offices throughout North America, Europe and Asia, that has enabled successful global market leaders to emerge.  As an early stage fund, BlueRun Ventures will invest mostly in Series A and B, with initial investment ranging from $2 to $8 million.

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Background of Mr. Andrew Chen

Prior to joining BlueRun, Andrew Chen was Business Director with Silicon Storage Technologies and a Management Consultant with McKinsey & Company in Shanghai.  He started his career as a circuit designer at Bell Labs Lucent Technologies in New Jersey, USA. Chen has a Ph.D. and MS in electrical engineering from Yale University and a B.S. in Physics from the University of Science & Technology of China.

About BlueRun Ventures

 Launched in 1998, BlueRun Ventures is a leading early stage venture capital fund. BlueRun Ventures’ proven approach is to invest globally as a single fund in best of breed technologies and teams with the drive and ability to build leading global companies. BlueRun Ventures is headquartered in Menlo Park, California, with offices in Helsinki, Herzelia (Israel), London, New Delhi, Seoul, Shanghai, Tokyo, and Washington, D.C. For more information, visit www.brv.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media enquiries

Nokia Ventures Organization

Communications

Tel: +358 50 514 9718

Gina Bauman

BlueRun Ventures

Tel: +1 650 462 7255

Email: gbauman@brv.com

www.nokia.com

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PRESS RELEASE

August 30, 2005

Consumers also want to watch TV programs on their mobile

Espoo, Finland - Results announced today from one of the world’s first commercial mobile TV pilots in Helsinki, Finland reveal the popularity and willingness to pay for mobile TV services, underlining the potential of this exciting new mobile application. 41% of pilot participants would be willing to purchase mobile TV services and half thought that a fixed monthly fee of 10 euros was a reasonable price to pay. Over half (58%) said that they believed broadcast mobile TV services would be popular.

Digita, Elisa, MTV, Channel Four Finland (Nelonen), Nokia, TeliaSonera Finland and YLE jointly conducted the pilot in Finland between March and June 2005 with 500 users accessing mobile TV using the Nokia 7710 smartphone and DVB-H technology.

Content is king

According to the pilot results, pilot participants not only wanted to watch familiar program offerings, but they would also welcome mobile TV content that is suitable for short and occasional viewing. Familiar programs available through national Finnish television channels proved to be the most popular followed by sports and news channels (CNN, BBC World, Euronews). The Ice Hockey World cup games, the San Marino and Monaco Formula One as well as the UEFA Champions League match between Liverpool and AC Milan were among the top 10 programs viewed during the pilot.

Viewing patterns

In general, mobile TV users spent approximately 20 minutes a day watching mobile TV, although more active users watched between 30 to 40 minutes per session. Participants also watched mobile TV at different times than traditional TV peak hours.

Mobile TV was most popular while traveling on public transport to relax or to keep up to date with the latest news although it also proved popular at home for entertainment and complementing participants’ main TV watching.

Pricing models

The potential commercial benefits of mobile TV are clearly evident from this pilot with 41% willing to pay for the service. Pilot members were charged a monthly fee of 4.90 euros although half of those that took part thought 10 euros per month was a reasonable price to pay. Overall, users preferred a fixed pricing model although many were also interested in a pay per view model – i.e. buying access for specific content such as a football match or racing competition.

The pilot results also reveal the key requirements from consumers in order to use mobile TV services:

• Easy and intuitive service usability

• Good technical functionality and reliability

• Content that is also suitable for short period viewing

• Mobile phone functions must not be compromised by the TV application

“The Helsinki pilot reinforces our belief that mobile broadcast TV is a significant opportunity,” said Richard Sharp, Vice President, Rich Media, Nokia. “The message for the industry is clear: for mobile TV services to succeed we need relevant and compelling content, easy-to-use technology and reasonable and simple pricing plans. With these elements in place, consumer demand for mobile TV will follow.”

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DVB-H technology allows television channels to be distributed effectively to mobile devices. It provides the best user experience in the mobile environment with excellent, broadcast quality picture, reduced battery consumption and wide range of channels (up to 55 channel are possible).

Additional information:

Finland’s mobile TV project: www.finnishmobiletv.com

About Digita

Digita Oy is the leading Finnish distributor of radio and television services, and an important developer of data communication networks and network infrastructure. Digita’s nationwide organisation ensures the high quality of services 24 hours a day. Digita’s customers include television and radio broadcasting companies, as well as mobile and broadband operators. The company’s turnover was 89 million euros in 2004 and it employs 370 people. Digita is part of the international TDF Group.

About Elisa Oyj

Elisa Oyj is a provider of overall telecommunication services, which offers versatile voice and data services, connections to the Internet and content services, telephony solutions, customized communication and ICT solutions, international communication solutions and network operator services.

Elisa’s revenue for 2004 amounted to EUR 1.36 billion, and by the end of the year the company employed 5,376 people. At the end of 2004, Elisa’s networks hosted a total of 1.22 million fixed subscriptions. The number of broadband subscriptions is soaring, amounting to 222,307 in the year-end. There were 1.38 million mobile phone subscriptions in Elisa’s network at the end of 2004. Listed on the Helsinki Stock Exchange, Elisa has approximately 300,000 shareholders comprising domestic and international institutional investors plus Finnish households.

About Teliasonera Finland Oyj

TeliaSonera Finland Oyj, the Finnish profit centre of TeliaSonera, offers products and services under the Sonera brand. TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions.

At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl. associated companies), 8,312,000 fixed telephony customers (8,943,000 incl. associated companies) and 2,017,000 Internet customers (2,056,000 incl. associated companies).

Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Stock Exchange. Net sales for January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion).  The number of employees was 29,082.

About Yleisradio

Yleisradio Oy (YLE) is a media company engaged in public full service television and radio broadcasting, whose tasks, operation and financing are defined by law. YLE makes programs in mainly Finnish and Swedish but also in Sámi, Romany and sign language. YLE is mainly state-owned, and its operation is principally financed through television fee revenue. YLE’s objective is to guarantee Finns equal opportunities to obtain information, have experiences, be entertained and to educate and advance themselves.

About MTV3 and Subtv

MTV3 and Subtv channels are viewed every day by three million people in Finland. Together they accounted for 38% of TV viewing in 2004. MTV3 reaches more people than any other media in Finland. Subtv is a cable and digital channel that is growing fast, reaching 800,000 people in Finland daily in January 2005. MTV3 is Finland’s biggest advertising media in terms of advertising revenue. Advertisements can be broadcast on MTV3 either nationwide or focused on up to ten coverage areas.

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About Channel Four Finland (Nelonen)

Channel Four Finland is part of Swelcom, SanomaWSOY’s electronic media sector. Focusing on active city-dwellers, Channel Four Finland holds a strong position among viewers and advertisers. Watched every week by 74% of the population, Channel Four Finland is Finland’s third-largest advertising media in terms of net sales.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Digita

Jaakko Harno, Sales Director

tel. +358 40 843 613

Elisa

Jonas Kronlund, Technology Specialist

tel. +358 50 598 2789

e-mail: jonas.kronlund@elisa.fi

TeliaSonera Finland

Pekka Pesari, Development Manager

tel.  +358 400 404086

e-mail: firstname.lastname@teliasonera.com

YLE

Jari Lahti, Head of TV New Media

tel. +358 40 544 4326

e-mail: jari.lahti@yle.fi

MTV Oy

Juha Mustonen, Assistant Manager

tel. +358 50 5004145

e-mail: juha.mustonen@mtv3.fi

Channel Four Finland

Pirjo Airaksinen, Senior Vice President, programming

tel. +358 400-303 043

e-mail: pirjo.airaksinen@nelonen.fi

Nokia, Multimedia

Communications

tel. +358 7180 45725

www.nokia.com/mobiletv

www.nokia.com

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PRESS RELEASE

August 30, 2005

Nokia Releases New N-Gage Arena Launcher Software For Global Mobile Gaming Community

Espoo, Finland  – Nokia today announced that it has released a new version of the N-Gage Arena launcher for the over 400,000 valued N-Gage Arena members. The new version 2.5 includes new features and functionality, as well as updates to the existing services. N-Gage Arena members can now download a free copy of the new launcher at http://arena.n-gage.com/launcher.

The N-Gage Arena launcher, the gateway in the N-Gage phones to the N-Gage Arena, has been revamped to offer even better community and connectivity features to N-Gage owners. New features include Public Group Chat, Friend Rankings, Login Message and Filtered Content.  Now users can participate in group chat sessions from within the launcher. Chat rooms are available 24/7 and open to all N-Gage Arena members. Users may now view new rankings tables that allow them to compare their own rankings against members on their Friends list playing the same game.  The login message feature allows for a special message to be broadcast in the launcher start up sequence to ensure users are aware of important news. Also, content can now be filtered to specific users based on their operator, country or currently loaded game.

“The N-Gage Arena is an integral part of our consumer offering. It is a unique global mobile on-line gaming community and we are excited to make it even better,” says Rob Sears, Director, Community Technology Management, Entertainment Products Business Unit, Nokia. “The new launcher software will enhance the consumer experience, and will help create new opportunities for the operators to tailor content to their customers.”

Improvements to current features and functionality have also been made. The online status indicators on one’s Friends List have been expanded to include more information, such as the title of the game that a friend is currently playing and whether or not the friend is available to chat while in-game. It also shows friends who are in a Public Group Chat session. The launcher’s user interface and menu structure has been updated to be more in-line with the website and thus improve usability. New secondary icons have been added to the main menu to function as indicators and shortcuts to key content areas. Content has been expanded to included user-generated content such as tips & hints and photos. Other general improvements to the launcher’s navigation, alert notification, start up experience and preferences management have also been made to make the consumer experience easier.

The initial offering of the new launcher software for N-Gage QD devices is in English only. Additional versions in twenty-one additional languages, along with software for the N-Gage game deck, will be rolled out later this year.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

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Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

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PRESS RELEASE

August 31, 2005

Astro, Maxis & Nokia Showcase Live Mobile TV Broadcasting over DVB-H Technology

“The future of TV is in our hands”

Kuala Lumpur, Malaysia - Malaysia’s leading cross-media operator Astro, together with leading mobile operator Maxis Communications Berhad (“Maxis”) and global mobile device maker Nokia jointly showcased a live demonstration of Mobile TV Broadcasting to Malaysians on the eve of the Merdeka Day celebrations in Kuala Lumpur yesterday. The showcase used the new Digital Video Broadcasting – Handheld (DVB-H) technology standard now undergoing extensive field trials in Europe, the USA and in other parts of Asia.

Prime Minister of Malaysia, YAB Dato’ Seri Abdullah Hj Badawi and Deputy Prime Minister, YAB Dato’ Sri Mohd Najib bin Tun Haji Abdul Razak had the opportunity to view the live broadcasts of the celebrations on TV1 and live simulcasts of other Merdeka programmes on TV3, Astro Ria and Astro AEC whilst attending the Ambang Merdeka concert held at Dataran Merdeka last night. Also present to view it were YB Dato’ Sri Kadir Hj Sheikh Fadzir, Minister of Information and YB Dato’ Zulhasnan bin Rafique, Deputy Minister of Federal Territories.

Visitors to Dataran Merdeka were also given demonstrations of the Mobile TV Broadcasting technology on the Nokia 7710 widescreen smartphone equipped with a DVB-H receiver/streamer by the Mobile TV Broadcasting promoters at the venue.

In this initial trial service launched for the Merdeka showcase, Astro provided the broadcast transmission for the event coverage with 4 live channels: TV1, TV3, Astro Ria and AEC, while Maxis supplied telecommunication and network services. Nokia is the technology provider for this showcase and has provided the network equipment and mobile devices used in the demonstration while Rohde & Schwarz provided the transmitters.

With this showcase, Malaysia becomes one of the leading countries globally to demonstrate DVB-H. Elsewhere in the Asia Pacific, the Mobile TV Broadcasting trial based on DVB-H technology has started in Australia. DVB-H has now been adopted by the European Telecommunications Standards Institute (ETSI) as the Mobile Broadcasting Technology standard and many other regions of the world are expected to follow suit once their own trials are concluded.

Astro plans to move forward from the demo stage to commercial services in the near future. This will be announced once a decision is made based on trial results and in consultation with the regulator.

“Astro is proud to spearhead this technology demonstration. Mobile TV Broadcasting is a distinctive extension of our broadcast offer and with it we are able to further extend the reach of television to viewers beyond their sets in the living room”, said En. Azran Osman-Rani, Director of Business Affairs, Astro. “With the live mobile feeds, we plan to demonstrate that viewers can watch the latest in news and entertainment programming anytime, anywhere.”

“This showcase, which comes on the heels of the launch of maxis3G, further reiterates our compelling value proposition that integrates technology with exciting content. Today, while Maxis’ customers are already watching live TV on their mobile phones with 3G, we are looking at enhancing that experience and are pleased to trial this new technology that would offer a much higher quality mobile TV viewing experience,” said Maxis Head of Product Development and Management, En Karim Abdul Malik.

“The strong support of the government and industry players such as Astro and Maxis has helped make this showcase possible. This LIVE showcase, jointly with Astro and Maxis demonstrates the future of convergence between broadcast and mobile services & will help pave the way forward to show the myriad opportunities that exist for advertisers and players in the Mobile TV ecosystem in Malaysia, and what consumers can look forward to in the future’,” said Jawahar Kanjilal, Director, Rich Media & Music Programmes, Nokia Multimedia, Asia Pacific.

The Mobile TV Broadcasting demonstration used the DVB-H (Digital Video Broadcasting-Handheld) standard, which combines traditional television broadcast technology with elements such as mobility, smaller screens, indoor coverage, optimized use of battery and in-built antennae that are specific to handheld devices such as mobile phones. To receive the live television broadcast, the Nokia 7710 smartphone is paired with a Nokia streamer, the first mobile DVB-H receiver, designed specifically for pilots and trials.

What is Mobile TV Broadcasting?

Mobile TV Broadcasting allows the user to watch their favourite TV programmes such as dramas, news, music, sports and documentaries on their mobile device. The service works by receiving a specialised digital TV broadcast signal from the air in much the same way as televisions at home will do in future.  Channel guides will also be broadcast allowing users to keep abreast of the latest programmes on air. It is not the same as a streaming video service over 3G or GPRS, but one which is optimised for longer period TV viewing by large numbers of simultaneous users with high picture quality and low battery power consumption.

More information about Mobile TV can be obtained from www.nokia.com/mobiletv.

About Astro

ASTRO is the region’s leading cross-media operator with Direct-To-Home satellite television services in Malaysia and Brunei and soon, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia and a major publisher of TV guides and lifestyle magazines. ASTRO subsidiary, Celestial Pictures, owns the world’s largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony. ASTRO operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur.

Website: www.astroplc.com

Maxis Communications Berhad

Maxis is Malaysia’s premier telecommunications company and market leader that provides high quality voice and data services to more than 6.6 million customers. Its mobile postpaid and prepaid services are offered under the maxis and Hotlink brands respectively. The company reaffirmed its leading position through a clear strategy of developing premium brands, providing quality network and customer services and introducing innovative services and products. This includes being the first to launch prepaid maxis3G services, as well as the maxis3G Connect data card. In support of its mobile business, Maxis also operates an international portal as well as a domestic fixed line network which offers voice and data services to business customers. Its broadband infrastructure includes fibre optic, microwave and VSAT technologies. Maxis also operates in Indonesia through subsidiary, PT Natrindo Telepon Seluler. For more information on Maxis, please visit http://www.maxis.com.my/

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

You may visit the Nokia Asia-Pacific website at http://www.nokia-asia.com or the Nokia Group website at http://www.nokia.com

Media Enquiries:

Astro

Corporate Communications & Community Affairs

Jolyn Gasper

Tel: +603 9543 6688 ext 3252

Email: jolyn_gasper@astro.com.my

www.astro.com.my

Maxis

Corporate Communications

Tan Wai Fong

Tel:+603 2330 7173

Email: wtana@maxis.com.my

http://www.maxis.com.my/

Nokia

APAC Communications

Annette Pau

Tel: +65 6723 2439

Email: communications.apac@nokia.com

www.nokia-asia.com